**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**
Collection Period Ended    31-Oct-2018

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 26 | | | |
| Collection Period (from... to) | 1-Oct-2018 | 31-Oct-2018 | | |
| Determination Date | 13-Nov-2018 | | | |
| Record Date | 14-Nov-2018 | | | |
| Distribution Date | 15-Nov-2018 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Oct-2018 | 15-Nov-2018 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Oct-2018 | 15-Nov-2018 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 350,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 500,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 532,000,000.00 | 302,823,523.59 | 274,940,971.57 | 27,882,552.02 | 52.410812 | 0.516806 |
| Class A-4 Notes | 115,970,000.00 | 115,970,000.00 | 115,970,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,497,970,000.00** | **418,793,523.59** | **390,910,971.57** | **27,882,552.02** | | |
| | | | | | | |
| Overcollateralization | 38,416,784.98 | 38,409,669.62 | 38,409,669.62 | | | |
| Adjusted Pool Balance | 1,536,386,784.98 | 457,203,193.21 | 429,320,641.19 | | | |
| Yield Supplement Overcollateralization Amount | 54,889,203.04 | 14,328,964.95 | 13,375,872.36 | | | |
| **Pool Balance** | **1,591,275,988.02** | **471,532,158.16** | **442,696,513.55** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,416,784.98 | 2.50% |
| Target Overcollateralization Amount | 38,409,669.62 | 2.50% |
| Current Overcollateralization Amount | 38,409,669.62 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.750000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.110000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.260000% | 317,964.70 | 0.597678 | 28,200,516.72 | 53.008490 |
| Class A-4 Notes | 1.460000% | 141,096.83 | 1.216667 | 141,096.83 | 1.216667 |
| **Total** | | **$459,061.53** | | **$28,341,613.55** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 28,130,978.56 | (1) Total Servicing Fee | 392,943.47 |
| Interest Collections | 1,277,490.11 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 249,529.79 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 165,718.02 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 459,061.53 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 49,454.69 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **29,873,171.17** | (6) Regular Principal Distributable Amount | 27,882,552.02 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **29,873,171.17** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 1,138,614.15 |
| | | **Total Distribution** | **29,873,171.17** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 392,943.47 | 392,943.47 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 459,061.53 | 459,061.53 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 317,964.70 | 317,964.70 | 0.00 |
| thereof on Class A-4 Notes | 141,096.83 | 141,096.83 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 459,061.53 | 459,061.53 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 27,882,552.02 | 27,882,552.02 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 27,882,552.02 | 27,882,552.02 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,840,966.96 |
| Reserve Fund Amount - Beginning Balance | 3,840,966.96 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 6,437.47 |
| minus Net Investment Earnings | 6,437.47 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,840,966.96 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 6,437.47 |
| Net Investment Earnings on the Collection Account | 43,017.22 |
| Investment Earnings for the Collection Period | 49,454.69 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,591,275,988.02 | 59,357 |
| | | |
| Pool Balance beginning of Collection Period | 471,532,158.16 | 31,274 |
| Principal Collections | 18,959,366.66 | |
| Principal Collections attributable to Full Pay-offs | 9,171,611.90 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 704,666.05 | |
| Pool Balance end of Collection Period | 442,696,513.55 | 30,347 |
| Pool Factor | 27.82% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.09% | 3.20% |
| Weighted Average Number of Remaining Payments | 50.38 | 29.12 |
| Weighted Average Seasoning (months) | 15.40 | 40.01 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 437,777,812.94 | 30,151 | 98.89% |
| 31-60 Days Delinquent | 3,855,232.79 | 157 | 0.87% |
| 61-90 Days Delinquent | 795,435.21 | 30 | 0.18% |
| 91-120 Days Delinquent | 268,032.61 | 9 | 0.06% |
| Total | 442,696,513.55 | 30,347 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.240% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 704,666.05 | 27 | 20,089,417.90 | 778 |
| Principal Net Liquidation Proceeds | 249,363.09 | | 5,370,792.70 | |
| Principal Recoveries | 161,927.40 | | 7,706,935.21 | |
| Principal Net Loss / (Gain) | 293,375.56 | | 7,011,689.99 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.770% |
| Prior Collection Period | 0.765 % |
| Second Prior Collection Period | 0.437 % |
| Third Prior Collection Period | 0.159 % |
| Four Month Average | 0.533% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.441% |
| **Average Net Loss / (Gain)** | 9,012.46 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.